[Letterhead of Tellabs, Inc.]

October 28, 2005

Submitted Via Edgar

United States Securities and
Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:  Kathryn T. Jacobson

File :            Tellabs, Inc.

Form 10-K for Fiscal Year Ended December 31, 2004

File Number 0-9692

Ladies and Gentlemen:

As Vice President and Controller of Tellabs, Inc. (the “Company”), I spoke with Kathryn Jacobson, Securities and Exchange Commission, today, October 28, 2005, concerning her letter to Timothy Wiggins, Executive Vice President and Chief Financial Officer of the Company, dated October 19, 2005 (the “Comment Letter”).

I requested that the date for the Company to respond to the Comment Letter be extended to Wednesday, November 30, 2005.  Ms. Jacobson advised that such date was acceptable.  This letter confirms that the Company understands that its responses to the Comment Letter are due by November 30, 2005.

Sincerely,

/s/ James Dite

James Dite
Vice President and Controller
(Principal Accounting Officer
And duly authorized officer)

cc: Timothy Wiggins